300 Colorado Street, Suite 2400
Austin, TX 78701
Tel: +1.737.910.7300 Fax: +1.737.910.7301
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
June 21, 2024	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Myra Moosariparambil, Raj Rajan, Sandra Wall
John Hodgin, Cheryl Brown and Timothy Levenberg

Re:	Tamboran Resources Corporation

Registration Statement on Form S-1

File No. 333-279119

CIK No.: 0001997652

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, Tamboran Resources Corporation (the “Company,” “we,” “us” or “our”) hereby confidentially submits (the “Submission”) pages reflecting offering terms of the initial public offering (the “Offering”) of common stock (the “Common Stock”) that were discussed with the Staff. The Company expects that these items will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-279119 (the “Registration Statement”).

The information included in the Submission are initially being provided for your consideration by correspondence due to our desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. We expect that these marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may request effectivness of the Registration Statement following these changes.

**********

If you have any questions regarding the foregoing Submission or the Registration Statement, please do not hesitate to contact me by telephone at (713) 546-7416 or by email at michael.chambers@lw.com.

June 21, 2024

Very truly yours,

Michael Chambers

of LATHAM & WATKINS LLP

Enclosure

cc:	Joel Riddle, Chief Executive Officer of Tamboran Resources Corporation

Eric Dyer, Chief Financial Officer of Tamboran Resources Corporation

David Miller, Latham & Watkins LLP

Trevor Lavelle, Clifford Chance US LLP

Andrew S. Epstein, Clifford Chance US LLP